900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

September 4, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Matthew Crispino
Maryse Mills-Apenteng
Stephen Krikorian
Juan Migone

Re:	Upland Software, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted July 22, 2014
CIK No. 0001505155

Ladies and Gentlemen:

On behalf of our client, Upland Software, Inc. (“Upland” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 7, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 submitted July 22, 2014. Additionally, on behalf of the Company, we are supplementally providing with this letter materials in response to various matters noted in the Comment Letter (the “Supplemental Materials”).

In response to the comments set forth in the Comment Letter, the Company has revised the Confidential Draft Registration Statement and, together with this response, is publicly filing a revised Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on July 22, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

Securities and Exchange Commission

September 4, 2014

Prospectus Summary

Company Overview, page 1

1.	We note your response to prior comment 1. We do not believe that you have provided sufficient quantitative data to support the claim that you are a leading provider of cloud-based enterprise work management software. Please remove this claim or advise.

The Company respectfully submits that it continues to believe it is a leading provider of cloud-based enterprise work management software. As mentioned in our prior response letter dated July 22, 2014 (the “Prior Response Letter”), the Company’s determination of its “leading” status is based on the Company’s commitment to providing enterprise work management software via a cloud-based delivery platform, the Company’s revenues relative to other cloud-based providers of enterprise work management software applications, the Company’s recognition in third-party reports and materials and its thought leadership within the industry.

We supplementally provided with our Prior Response Letter behind Tab 8 a copy of a 2014 Gartner, Inc. (“Gartner”) enterprise software market share report for the years 2011-2013 (the “Market Share Report”), which includes revenue and market share data for enterprise software vendors without distinguishing between those that provide software via cloud-based delivery or primarily through legacy on-premise systems. In addition, we supplementally provided with our Prior Response Letter behind Tab 1 a copy of Gartner’s 2014 Magic Quadrant for Cloud-Based IT Project and Portfolio Management Services report (the “Magic Quadrant Report”), which includes vendors whose product deployment is significantly of cloud-native and cloud-optimized application services. As noted in our email correspondence of August 28, 2014, of the six vendors identified in Gartner’s Magic Quadrant Report as deploying products which are significantly cloud-native and cloud-optimized, the Company ranks second by revenue as reported in Gartner’s Market Share Report. As such, the Company believes this statistic provides sufficient basis for the Company to be considered a leading provider of enterprise work management software via cloud-based delivery.

Furthermore, we note that Gartner places the Company toward the top of the ‘Visionary’ quadrant in its Magic Quadrant Report. In the Magic Quadrant Report, Gartner describes Visionaries as demonstrating “visionary features and traits resembling those of Leaders, such as in their SaaS architecture and/or cloud-based application development activity, their SaaS-based business model and SLAs with customers.” (See p. 18 of the Magic Quadrant Report.) In addition, Gartner further states on p. 18 of the Magic Quadrant Report that while “[t]he financial viability, number of customers or average number of users of Visionaries may not compare to those of Leaders in this Magic Quadrant, …these providers make up for limitations in these areas through innovative features and functionality, as well as direct, responsive customer care and some influence over future product development.” The Company believes that recognition as innovative and visionary by reputable industry observers and market research firms such as Gartner strengthens the Company’s claim of being a leading provider of cloud-based enterprise work management software.

As further evidence of its leadership position, the Company is considered a thought leader in the industry as evidenced by its invitation to participate in industry-specific tradeshows and events and its consultation for content and expertise included in publications and digital newsletters. The article

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September 4, 2014

authored by John Walls of the Company published in Today’s CIO, a copy of which was supplementally provided with the Prior Response Letter behind Tab 3, is illustrative of the Company’s recognition as a thought leader in the industry.

As such, the Company respectfully submits that, particularly when factored together, the Company’s revenues relative to other cloud-based providers of enterprise work management software applications, the Company’s recognition in third-party reports and materials and its thought leadership within the industry, the Company is supported in its claim that it is a leading provider of cloud-based enterprise work management software applications.

The Upland Approach, page 3

2.	We note the claim in the first sentence of this section that your software is “award-winning.” Please provide support and context for this claim by disclosing in the filing the awards that your software has won and discussing the process for each award, such as whether your products were independently chosen or nominated for each award or if you applied for consideration, if you paid to compete for the award, the criteria used in conferring the award, the number of companies considered for the award and the number of awards made.

We have included in the Supplemental Materials additional detail for various awards, accolades and recognitions the Company and its products have received. The Company respectfully submits that the Company is unaware of the details of the process for nomination and selection for all of the various awards, accolades and recognitions identified in the Supplemental Materials, including the criteria used in conferring such awards, the number of companies considered for the awards and the number of awards made. In some instances, the Company was unaware of its consideration for the award or recognition until it was notified of its selection. Additionally, in certain cases, the Company and, presumably, the other nominees paid a fee to be considered for such award.

Given the numerous awards, accolades and recognitions the Company and its products have received and the lack of details regarding the process for nomination and selection for such awards, the Company respectfully submits that the Company is unable to disclose such details in the filing. In addition, as such details, if available, likely would vary by award, such detailed disclosure may not be helpful or meaningful to investors.

Use of Proceeds, page 39

3.	We note that you intend to use some portion of the offering proceeds to repay outstanding and accrued interest under your loan and security agreements with Comerica Bank. Please disclose in this section the interest rate and maturity of your debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comments, the Company has revised its disclosure on page 39 to disclose the interest rate and maturity of the debt to be repaid in connection with this offering.

Securities and Exchange Commission

September 4, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Comparison of Fiscal Quarters Ended March 31, 2013 and 2014, page 57

4.	You indicate that discussing organic growth or decay would not be meaningful to investors, as you disclose that you have achieved significant growth since inception, primarily as a result of your acquisition strategy. However, based on your disclosures on page 57, growth related to acquisitions appears to exceed total subscription and support revenues. In this regard, please clarify whether or not there was a corresponding decrease in the revenues of your existing subscription and support operations. If so, discussing the reasons for the apparent deterioration in your existing business operations, whether temporary or permanent, would provide investors with an understanding of your continuing operation and provide transparency into the growth trends of your core business. As such, please consider revising your filing accordingly.

In response to the Staff’s comments, the Company has included disclosure on page 57 to clarify that while the increases in subscription and support revenue for the six months ended June 30, 2014 as compared to June 30, 2013 were primarily attributable to the acquisitions of FileBound, ComSci and Clickability in fiscal 2013, subscription and support revenue did not increase by the same amount primarily as a result of the negative impact of foreign currency exchange rates effecting the conversion of revenues from our Canadian operations.

As noted in the Prior Response Letter, the Company discloses throughout the Registration Statement, including on pages 2, 14, 15, 48, 51 and 82, the Company has achieved significant growth since its inception, primarily as a result of its acquisition strategy and that acquisitions continue to be a primary component of the Company’s growth strategy in order to, among other things, provide access to new markets and increased benefits of scale. Accordingly, the Company continues to believe the primary driver of revenue growth likely will continue to be due to acquisitions in the foreseeable future until such time as the Company achieves sufficient scale providing the Company with the opportunity to enjoy the increased benefits of scale and that disclosures regarding other growth trends will not be meaningful to investors. However, in order to provide a clearer understanding of the Company’s growth since inception, the Company has revised its disclosure on page 48 to clarify that substantially all of its growth since inception has been as a result of its acquisition strategy.

Research and Development, page 58

5.	We note that in January 2014, you issued 11,000,000 shares of common stock in connection with an amendment of a technology services agreement with a related party, and recognized a noncash charge of $11.2 million. In this regard, please tell us the nature of and timeline of events associated with the amendment to the technology and services agreement.

In response to the Staff’s comments, we respectfully advise the Staff that the Company entered into the original technology services agreement with DevFactory FZ-LLC (“DevFactory”) in January 2012. At that time, the Company had originally expected that it would outsource the majority of its product development to third party vendors. However, after completing the integration of its first two acquisitions, the Company revised its business model and determined that it would do more product

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development internally. As a result, the Company began negotiations with DevFactory in 2013 in order to align the terms of the agreement with its revised business model. Specifically, the Company sought to reduce the minimum fees due under the agreement. Following negotiations in December 2013, the Company and DevFactory entered into the amended and restated technology services agreement pursuant to which the parties agreed to reduce the minimum fee payments to be paid to DevFactory and the Company issued 11,000,000 shares of the Company’s common stock as consideration for the requested amendments.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue recognition, page F-12

6.	You indicate that subscription services have standalone value as such services are often sold separately. Furthermore, you indicate that when determining whether implementation and other professional services have standalone value apart from the subscription services, you consider various factors including the availability of the services from other vendors. Please clarify for us whether the available services provided from other vendors involve implementation services related to your specific products, or general implementation services for others in the industry.

We respectfully advise the Staff that when the Company considered the availability of the services from other vendors in its evaluation of standalone value for implementation and other professional services, it considered both the implementation services that have been performed by other vendors for the Company’s subscription products as well as general implementation services for other vendors in the industry. The Company’s applications are easy to deploy and do not require specialized knowledge possessed only by the Company for successful deployment. The Company is often engaged to perform the implementation services, because it can perform such services more efficiently. However, there are others in the industry, including both other vendors and customers, with sufficient knowledge to perform the implementation services.

General

7.	Please update your financial statement to comply with the requirements set forth in Rule 3-12 of Regulation S-X.

The Company has updated the draft of the Registration Statement to comply with the requirements set forth in Rule 3-12 of Regulation S-X.

* * * *

Securities and Exchange Commission

September 4, 2014

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (512) 338-5400 or jalcorta@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Joseph M. Alcorta
Joseph M. Alcorta

cc:	John T. McDonald, Upland Software, Inc.

Michael D. Hill, Upland Software, Inc.

Robert V. Housley, Upland Software, Inc.

Brian K. Beard, Wilson Sonsini Goodrich & Rosati, P.C.

Brian Schafer, Winston & Strawn LLP